UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRANSDIGM GROUP INCORPORATED
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

893641100
(CUSIP Number)

COPY TO:

Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050	Jane D. Goldstein Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641100
SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,406,694
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 3,406,694
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,406,694
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.82%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100
SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 636,891
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 636,891
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,891
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.27%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100
SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 67,357
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 67,357
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,357
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100
SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors III LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 17,090
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 17,090
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,090
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100
SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 401,662
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 401,662
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,662
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.80%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Partners LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER -0-
	(8)	SHARED VOTING POWER 135,984
	(9)	SOLE DISPOSITIVE POWER 135,984
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,984
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.27%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Fund M, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 39,317
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 39,317
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,317
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,497
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 3,497
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,497
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Master Fund (OS), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,300
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 14,300
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,300
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%1
(14)	TYPE OF REPORTING PERSON PN

1	Percentage calculations are based upon 49,980,782 issued and outstanding shares as of April 29, 2011, as reported in the Issuer’s Annual Report on Form 10-Q for the period ended April 2, 2011.

CUSIP No. 893641100

Explanatory Note: This Amendment No. 2 to Schedule 13D (the “Statement”) amends the Schedule 13D/A filed by certain of the Reporting Persons on December 6, 2010 (the “Schedule 13D/A”) principally to add Stockbridge Master Fund (OS), L.P. as a “Reporting Person” as of June 1, 2011.
Item1.	Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the “Common Stock”) of TransDigm Group Incorporated (the “Company” or the “Issuer”).  The name and address of the principal executive offices of the Company are TransDigm Group Incorporated, 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114.

Item 2.	Identity and Background

(a)	Name

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Berkshire Fund VII, L.P. (“Fund VII”), Berkshire Fund VII-A, L.P. (“Fund VII-A”), Berkshire Investors LLC (“Investors”), Berkshire Investors III LLC (“Investors III”), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”), Stockbridge Partners LLC (“SP”), Stockbridge Fund M, L.P. (“SFM”), Stockbridge Absolute Return Fund, L.P. (“SARF”) and Stockbridge Master Fund (OS), L.P. (“SOS”).

Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the general partner of Fund VII and Fund VII-A. Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of SF, SFM, SARF and SOS. The managing members of 7BA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Christopher J. Hadley, Sharlyn C. Heslam, Elizabeth L. Hoffman, Ross M. Jones, Lawrence S. Hamelsky, Richard K. Lubin, Joshua A. Lutzker, David R. Peeler and Robert J. Small (the “Berkshire Principals”). The Berkshire Principals are also the managing members of Investors, Investors III and SA.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Berkshire Partners LLC, a Massachusetts limited liability company (“Berkshire Partners”), is the investment advisor to Fund VII and Fund VII-A (collectively, the “Funds”). Berkshire Partners, the Funds and 7BA acknowledge that they are part of a “group” for purposes of Section 13(d)(3). Investors, Investors III, SF, SA, SP, SFM, SARF and SOS may also be deemed to constitute a part of a “group” along with Berkshire Partners, the Funds and 7BA for purposes of Section 13(d)(3) of the Act. However, the filing of this Statement shall not be construed as an admission that Investors, Investors III, SF, SA, SP, SFM, SARF or SOS are a part of a group, or have agreed to act as a part of a group.

(b)	Business Address

The following address is the business address for each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, 7BA, SA and Berkshire Partners: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

(c)	Principal Business

The principal business of each of the Funds, Investors, Investors III, SF, SFM, SARF and SOS is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of 7BA is to act as general partner of Fund VII, Fund VII-A and certain other funds. The principal business of SA is to act as general partner of SF, SFM, SARF, SOS and certain other funds. The principal business of SP is to act as investment manager of SF, SFM, SARF, SOS and certain other funds or managed accounts. The principal business of Berkshire Partners is to act as investment advisor to its investment funds, including the Funds. The principal occupation of each of the Berkshire Principals is Managing Director of Berkshire Partners.

(d and e)	No Convictions or Proceedings

CUSIP No. 893641100

During the last five years, none of the Reporting Persons, 7BA, SA, Berkshire Partners, the Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Each of Fund VII, Fund VII-A, SF, SFM, SARF, SOS, SA and SP is organized under the laws of The State of Delaware. Each of 7BA, Investors, Investors III and Berkshire Partners is organized under the laws of The Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is amended to add the following:

The ultimate source of funds for the acquisitions of the Common Stock during the period of December 7, 2010 through June 1, 2011 by (i) SF, SFM, SARF and SOS was capital contributions of the partners of such Reporting Person or investment proceeds thereof and (ii) SP was capital contributed to a managed account advised by such Reporting Person or investment proceeds thereof. The total amount of funds used by the Reporting Persons in making their purchases was $21,542,741. Of this total, SP used $547,979 to make purchases on behalf of a private endowment.

Item 4.	Purpose of Transaction

The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes. The Reporting Persons may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by them.

Fund VII, Fund VII-A, Investors, Investors III and SF initially filed on Schedule 13G on June 20, 2008. Certain of the Reporting Persons amended such filing onto the Schedule 13D on April 1, 2010 in connection with the appointment of Robert J. Small, one of the Berkshire Principals, as a member of the board of directors (the “Board”) of the Issuer. Mr. Small has also been appointed by the Board as a member of the Company’s audit and compensation committees. Mr. Small’s appointments have been made in recognition of his investment experience, as well as his previous involvement in the aerospace industry. The filing of this Statement is not an admission by the Reporting Persons that they hold shares for the purpose or with the effect of changing or influencing the control of the Issuer.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Item 5.	Interest in Securities of Issuer.

(a) and (b)

The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

Fund VII directly holds 3,406,694 shares of Common Stock. Accordingly, Fund VII has sole voting and dispositive power with respect to 3,406,694 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII, 7BA may be deemed to beneficially own 3,406,694 shares of Common Stock held by Fund VII. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII.

CUSIP No. 893641100

Fund VII-A directly holds 636,891 shares of Common Stock. Accordingly, Fund VII-A has sole voting and dispositive power with respect to 636,891 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII-A, 7BA may be deemed to beneficially own 636,891 shares of Common Stock held by Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII-A.

Berkshire Partners and the Funds acknowledge that they are part of a “group” for purposes of Section 13(d)(3). Collectively, the Funds directly hold 4,043,585 shares of Common Stock. Based on the two preceding sentences, Berkshire Partners may be deemed to beneficially own 4,043,585 shares of Common Stock held by the Funds. However, Berkshire Partners disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Berkshire Partners is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by the Funds.

Investors owns 67,357 shares of Common Stock. Accordingly, Investors has sole voting and dispositive power with respect to 67,357 shares of Common Stock.

Investors III owns 17,090 shares of Common Stock. Accordingly, Investors III has sole voting power and dispositive power with respect to 17,090 shares of Common Stock.

SF directly holds 401,662 shares of Common Stock. Accordingly, SF has sole voting and dispositive power with respect to 401,662 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 401,662 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.

SFM directly holds 39,317 shares of Common Stock. Accordingly, SFM has sole voting and dispositive power with respect to 39,317 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SFM, SA may be deemed to beneficially own 39,317 shares of Common Stock held by SFM. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SFM.

SARF directly holds 3,497 shares of Common Stock. Accordingly, SARF has sole voting and dispositive power with respect to 3,497 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 3,497 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.

SOS directly holds 14,300 shares of Common Stock. Accordingly, SOS has sole voting and dispositive power with respect to 14,300 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SOS, SA may be deemed to beneficially own 14,300 shares of Common Stock held by SOS. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SOS.

SP manages investments for its clients and has limited discretionary voting power in respect of Common Stock. SP owns 135,984 shares of Common Stock over which it shares voting power and has full dispositive power.

By virtue of their positions as managing members of 7BA, Investors, Investors III, SA and Berkshire Partners, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VII, Fund VII-A, Investors, Investors III, SF, SFM, SARF, SOS and SP. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors, Investors III, SF, SFM, SARF, SOS or SP, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

CUSIP No. 893641100

Two of the Berkshire Principals beneficially own shares of Common Stock. Robert J. Small owns 5,000 shares of Common Stock and Ross M. Jones is a trustee of a foundation that owns 4,000 shares of Common Stock. Robert J. Small has sole voting and dispositive power with respect to 5,000 shares of Common Stock and Ross M. Jones has shared voting and shared dispositive power with respect to 4,000 shares of Common Stock.

Pursuant to the Company’s Quarterly Report on Form 10-Q for the period ended April 2, 2011 there were 49,980,782 shares of Common Stock issued and outstanding as of April 24, 2011. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 9.44% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

(i)	Fund VII beneficially owns 6.82% of the Issuer’s Common Stock.

(ii)	Fund VII-A beneficially owns 1.27% of the Issuer’s Common Stock.

(iii)	Investors beneficially owns 0.13% of the Issuer’s Common Stock.

(iv)	Investors III beneficially owns 0.03% of the Issuer’s Common Stock.

(v)	SF beneficially owns 0.80% of the Issuer’s Common Stock.

(vi)	SP beneficially owns 0.27% of the Issuer’s Common Stock.

(vii)	SFM beneficially owns 0.08% of the Issuer’s Common Stock.

(viii)	SARF beneficially owns 0.01% of the Issuer’s Common Stock.

(ix)	SOS beneficially owns 0.03% of the Issuer’s Common Stock.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. Berkshire Partners, the Funds and 7BA acknowledge that they are part of a “group” for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that Investors, Investors III, SF, SA, SP, SFM, SARF or SOS are a part of a group, or have agreed to act as a part of a group.

(c)

The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the past 60 days are set forth below:

Name	Date	Price Per Share*	Number of Shares Purchased / (Sold)*
SF	5/12/2011	$83.47	67,000
SFM	5/12/2011	$83.47	360
SARF	5/12/2011	$83.47	70
SF	6/1/2011	$82.04	32,100
SOS	6/1/2011	$82.04	14,300

 *The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions).  The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

CUSIP No. 893641100

(d)
 The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Statement are incorporated herein by reference in their entirety.  The powers of disposition with respect to shares of Common Stock owned by managed client accounts of SP are established in written investment advisory agreements between clients and SP, which are entered into in the normal and usual course of the business and which are generally applicable to all securities purchased for the benefit of each such managed account.  There are no special or different agreements relating to the securities of the Issuer.  The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of securities of the Issuer, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies.  In connection with voting, SP may be allowed or directed to vote the proxies received by client accounts.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1                      Joint Filing Undertaking, dated as of June 6, 2011.

CUSIP No. 893641100

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DATED:  June 6, 2011

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director

CUSIP No. 893641100

STOCKBRIDGE PARTNERS LLC
By:	Berkshire Partners LLC, its sole Managing Member
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE FUND M, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director

CUSIP No. 893641100

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this amendment to Schedule 13D/A to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this amendment to Schedule 13D/A jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

DATED:  June 6, 2011

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
BERKSHIRE INVESTORS LLC
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
BERKSHIRE INVESTORS III LLC
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director

CUSIP No. 893641100

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE PARTNERS LLC
By:	Berkshire Partners LLC, its sole Managing Member
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE FUND M, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
Name: Christopher J. Hadley Title: Managing Director